                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of April 1, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

April 1999                                                        Schedule 11
--------------------------------------------------------------------------------
           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Number of reports in announcement: 5

AVS No.:

All relevant boxes should be completed in block capital letters.

1.   Name of company:

     MERANT PLC

2.   Name of director:

     MICHEL BERTY

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

     SAME AS 2. ABOVE

4. Name the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

     SAME AS 2. ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

     NO

6. Please state the nature of the transaction. For PEP transaction pleases indicate whether general/single co PEP and if discretionary/non discretionary:

7.   Number of shares/amount of stock acquired:

     10,000

8.   Percentage of issued class:

9.   Number of shares/amount of stock disposed:

     NIL

10.  Percentage of issued class:

11.  Class of security:

     2P ORDINARY

12.  Price per share:

     GBP 1.25

13.  Date of transaction:

     31 MARCH 1999

14.  Date company informed:

     31 MARCH 1999

15.  Total holding following this notification:

     10,000

16.  Total percentage holding of issued class following this notification:

-------------------------------------------------------------------------------

If a director has been granted option by the company please complete the following boxes.

17.  Date of grant:

18.  Period during which or date on which exercisable:

19.  Total amount paid (if any) for grant of the option:

20.  Description of shares or debentures involved - class, number:

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22. Total number of shares or debentures over which options held following this notification:

23.  Contact name for queries:

     PHILIP ROSIER

24.  Name of contact and telephone number for queries:

     01635-565583

25. Name and signature of authorised company official responsible for making this notification:

     /s/ PHILIP ROSIER

--------------------------------------------------------------------------------

London Stock Exchange. Company Announcements Office. Old Broad Street, London EC2N 1HP Facsimile: 0171 588 6057.0171 334 896/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

April 1999                                                        Schedule 11
--------------------------------------------------------------------------------
           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


AVS No.:

All relevant boxes should be completed in block capital letters.

1.   Name of company:

     MERANT PLC

2.   Name of director:

     KEVIN J. BURNS

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

     SAME AS 2. ABOVE

4. Name the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

     SAME AS 2. ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

     NO

6. Please state the nature of the transaction. For PEP transaction pleases indicate whether general/single co PEP and if discretionary/non discretionary:

7.   Number of shares/amount of stock acquired:

     10,000

8.   Percentage of issued class:

9.   Number of shares/amount of stock disposed:

10.  Percentage of issued class:

11.  Class of security:

     2P ORDINARY

12.  Price per share:

     GBP 1.25

13.  Date of transaction:

     31 MARCH 1999

14.  Date company informed:

     31 MARCH 1999

15.  Total holding following this notification:

     60,000 (HELD AS 10,000 2P ORDINARY AND 10,000 ADR's)

16.  Total percentage holding of issued class following this notification:

-------------------------------------------------------------------------------

If a director has been granted option by the company please complete the following boxes.

17.  Date of grant:

18.  Period during which or date on which exercisable:

19.  Total amount paid (if any) for grant of the option:

20.  Description of shares or debentures involved - class, number:

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22. Total number of shares or debentures over which options held following this notification:

23.  Contact name for queries:

     PHILIP ROSIER

24.  Name of contact and telephone number for queries:

     01635-565583

25. Name and signature of authorised company official responsible for making this notification:

     /s/ PHILIP ROSIER

--------------------------------------------------------------------------------

London Stock Exchange. Company Announcements Office. Old Broad Street, London EC2N 1HP Facsimile: 0171 588 6057.0171 334 896/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

April 1999                                                        Schedule 11
--------------------------------------------------------------------------------
           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


AVS No.:

All relevant boxes should be completed in block capital letters.

1.   Name of company:

     MERANT PLC

2.   Name of director:

     J. MICHAEL GULLARD

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

     SAME AS 2. ABOVE

4. Name the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

     SAME AS 2. ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

     NO

6. Please state the nature of the transaction. For PEP transaction pleases indicate whether general/single co PEP and if discretionary/non discretionary:

7.   Number of shares/amount of stock acquired:

     20,000

8.   Percentage of issued class:

9.   Number of shares/amount of stock disposed:

10.  Percentage of issued class:

11.  Class of security:

     2P ORDINARY

12.  Price per share:

     GBP 1.25

13.  Date of transaction:

     31 MARCH 1999

14.  Date company informed:

     31 MARCH 1999

15.  Total holding following this notification:

     77,500 (HELD AS 25,000 2P ORDINARY AND 10,500 ADR's)

16.  Total percentage holding of issued class following this notification:

--------------------------------------------------------------------------------

If a director has been granted option by the company please complete the following boxes.

17.  Date of grant:

18.  Period during which or date on which exercisable:

19.  Total amount paid (if any) for grant of the option:

20.  Description of shares or debentures involved - class, number:

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22. Total number of shares or debentures over which options held following this notification:

23.  Contact name for queries:

     PHILIP ROSIER

24.  Name of contact and telephone number for queries:

     01635-565583

25. Name and signature of authorised company official responsible for making this notification:

     /s/ PHILIP ROSIER

--------------------------------------------------------------------------------

London Stock Exchange. Company Announcements Office. Old Broad Street, London EC2N 1HP Facsimile: 0171 588 6057.0171 334 896/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

March 1999                                                        Schedule 11
--------------------------------------------------------------------------------
           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


AVS No.:

All relevant boxes should be completed in block capital letters.

1.   Name of company:

     MERANT PLC

2.   Name of director:

     HAROLD E. HUGHES

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

     SAME AS 2. ABOVE

4. Name the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

     SAME AS 2. ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

     NO

6. Please state the nature of the transaction. For PEP transaction pleases indicate whether general/single co PEP and if discretionary/non discretionary:

7.   Number of shares/amount of stock acquired:

     10,000

8.   Percentage of issued class:

9.   Number of shares/amount of stock disposed:

10.  Percentage of issued class:

11.  Class of security:

     2P ORDINARY

12.  Price per share:

     GBP 1.25

13.  Date of transaction:

     31 MARCH 1999

14.  Date company informed:

     31 MARCH 1999

15.  Total holding following this notification:

     110,000

16.  Total percentage holding of issued class following this notification:

--------------------------------------------------------------------------------

If a director has been granted option by the company please complete the following boxes.

17.  Date of grant:

18.  Period during which or date on which exercisable:

19.  Total amount paid (if any) for grant of the option:

20.  Description of shares or debentures involved - class, number:

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22. Total number of shares or debentures over which options held following this notification:

23.  Contact name for queries:

     PHILIP ROSIER

24.  Name of contact and telephone number for queries:

     01635-565583

25. Name and signature of authorised company official responsible for making this notification:

     /s/ PHILIP ROSIER

--------------------------------------------------------------------------------

London Stock Exchange. Company Announcements Office. Old Broad Street, London EC2N 1HP Facsimile: 0171 588 6057.0171 334 896/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

April 1999                                                        Schedule 11
--------------------------------------------------------------------------------
           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No.:

All relevant boxes should be completed in block capital letters.

1.   Name of company:

     MERANT PLC

2.   Name of director:

     MARTIN C. WATERS

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

     SAME AS 2. ABOVE

4. Name the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

     SAME AS 2. ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

     NO

6. Please state the nature of the transaction. For PEP transaction pleases indicate whether general/single co PEP and if discretionary/non discretionary:

7.   Number of shares/amount of stock acquired:

     10,000

8.   Percentage of issued class:

9.   Number of shares/amount of stock disposed:

10.  Percentage of issued class:

11.  Class of security:

     2P ORDINARY

12.  Price per share:

     GBP 1.25

13.  Date of transaction:

     31 MARCH 1999

14.  Date company informed:

     31 MARCH 1999

15.  Total holding following this notification:

     10,000

16.  Total percentage holding of issued class following this notification:

--------------------------------------------------------------------------------

If a director has been granted option by the company please complete the following boxes.

17.  Date of grant:

18.  Period during which or date on which exercisable:

19.  Total amount paid (if any) for grant of the option:

20.  Description of shares or debentures involved - class, number:

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22. Total number of shares or debentures over which options held following this notification:

23.  Contact name for queries:

     PHILIP ROSIER

24.  Name of contact and telephone number for queries:

     01635-565583

25. Name and signature of authorised company official responsible for making this notification:

     /s/ PHILIP ROSIER

--------------------------------------------------------------------------------

London Stock Exchange. Company Announcements Office. Old Broad Street, London EC2N 1HP Facsimile: 0171 588 6057.0171 334 896/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Micro Focus Group Public Limited Company
                                        (Registrant)


Date:  April 1, 1999                By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer